SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. __)

SPANISH BROADCASTING SYSTEMS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

       846425882

(CUSIP Number)

           12/31/07

(Date of Event Which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed(

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 846425882	13 G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Post Advisory Group, LLC (“Post”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 3,360,700 **see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,360,700 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,700 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 846425882	13 G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Principal Financial Group, Inc. (“Principal”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 3,360,700 **see Note 1**
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,360,700 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,700 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 846425882	13 G	Page 4 of 9 Pages

ITEM 1.

(a) Name of Issuer: Spanish Broadcasting System, Inc.

(b) Address of Issuer’s Principal Executive Offices:

2601 South Bayshore Drive, PHII
Coconut Grove, Florida 33133

ITEM 2.

(a) Name of Person Filing: Post Advisory Group, LLC and Principal Financial Group, Inc.

(b) Address of Principal Office:

(Post) (Principal)
11755 Wilshire Boulevard 711 High Street
Suite 1400 Des Moines, Iowa 50392
Los Angeles, California 90025

(c) Citizenship: Delaware

(d) Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

(e) CUSIP Number: 846425882

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).(Post)

CUSIP No. 846425882	13 G	Page 5 of 9 Pages

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).(Principal)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

3,360,700** see Note 1**

(b) Percent of class:

8.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

3,360,700 **see Note 1**

(iii) Sole power to dispose or to direct the disposition of:

0

CUSIP No. 846425882	13 G	Page 6 of 9 Pages

(iv) Shared power to dispose or to direct the disposition of:

3,360,700 **see Note 1**

** Note 1** Post , an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain of Post’s clients (the “Clients”). In its role as investment adviser, Post possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. Post disclaims beneficial ownership of such securities. Principal is filing this Schedule solely in its capacity as the parent company of its subsidiary, Post.

ITEM 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

While Post may be deemed the beneficial owner of the shares of Common Stock of the Issuer, Post is the beneficial owner of such stock on behalf of the numerous Clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. To the knowledge of Post, no such Client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock of the Issuer.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Post, a subsidiary of Principal, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.** See Note 1.**

ITEM 8. Identification and Classification of Members of the Group

Not applicable

CUSIP No. 846425882	13 G	Page 7 of 9 Pages

ITEM 9. Notice of Dissolution of Group

Not applicable

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008

POST ADVISORY GROUP, LLC

/s/ LAWRENCE A. POST
Name: Lawrence A. Post
Title: Chief Investment Officer

PRINCIPAL FINANCIAL GROUP, INC.

/s/ E Z LAMALE
Name: Ellen Z. Lamale
Title: Senior Vice President & Chief Actuary

CUSIP No. 846425882	13 G	Page 8 of 9 Pages

LIST OF EXHIBITS TO SCHEDULE 13G

Page
1.	Agreement to Make Joint Filing	9

CUSIP No. 811371707	13 G	Page 9 of 9 Pages

EXHIBIT

AGREEMENT TO MAKE JOINT FILING

This Agreement to Make Joint Filing hereby confirms the agreement by and between the undersigned that the Schedule 13G filed on or about this date, and any further amendments thereto, with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock of Spanish Broadcasting Systems, Inc. is being filed on behalf of each of the undersigned.

Dated: February 12, 2008

POST ADVISORY GROUP, LLC

/s/ LAWRENCE A. POST
Name: Lawrence A. Post
Title: Chief Investment Officer

PRINCIPAL FINANCIAL GROUP, INC.

/s/ E Z LAMALE
Name: Ellen Z. Lamale
Title: Senior Vice President & Chief Actuary